UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42572

AsiaStrategy

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Sale of equity stake by the Company

AsiaStrategy (Nasdaq: SORA) (the “Company”), previously disclosed that AsiaStrategy Topwin SG Pte. Ltd., a subsidiary of the Company, had made a tender offer with certain other offerors to acquire all the securities of DV8 Public Company Limited (previously “DV8”), a public company listed on The Stock Exchange of Thailand, which has changed its name and ticker symbol to Astra Enterprise Public Company Limited (SET:ASTR) (referred herein as “ASTR”), and that the tender offer was completed on August 22, 2025 whereupon AsiaStrategy Topwin SG Pte. Ltd. was allocated with 114,638,700 target shares, representing approximately 7.07% of the total issued and paid-up share capital of ASTR. As of August 15, 2026, AsiaStrategy Topwin SG Pte. Ltd. continues to hold 114,638,700 ASTR shares, constituting approximately 7.07% of the total issued and paid-up share capital of ASTR.

On August 15, 2026, the Company entered into a share purchase agreement with each of Sora Valiant Limited and Asia Empire Development Limited for the sale of 100% of the issued and outstanding shares of AsiaStrategy Topwin SG Pte. Ltd. to Sora Valiant Limited and Asia Empire Development Limited. Mr. Jason Kin Hoi Fang, the co-CEO, director and chairman of the board of the Company, is the ultimate beneficial owner of Sora Valiant Limited, and Ms. Wong Fung Yee Mary, the director of the board of the Company, is also a director of Asia Empire Development Limited. Pursuant to the share purchase agreement, the shares of AsiaStrategy Topwin SG Pte. Ltd. held by the Company will be sold for a total purchase price US$10 million, payable in two tranches. The only asset of AsiaStrategy Topwin SG Pte. Ltd. comprise the 114,638,700 ASTR shares. The management and board of the Company have reviewed the terms of the transaction and are of the view that such transaction is in the best interest of the Company and its shareholders, taking into account the regulatory requirements of the U.S. Investment Company Act, the registration requirement and regulatory burdens required of investment companies holding significant “investment securities”, and the sale restrictions applicable to the Company and AsiaStrategy Topwin SG Pte. Ltd. pursuant to the mandatory holding period pursuant to commercial contract restriction.

The foregoing description of the agreements is qualified by the full text of such agreements which are attached as exhibits to this current report.

Exhibit Index

Exhibit No.	Description
99.1	Share purchase agreement dated August 15, 2026 with Asia Empire Development Limited for the sale of AsiaStrategy Topwin SG Pte. Ltd.
99.2	Share purchase agreement dated August 15, 2026 with Sora Valiant Limited for the sale of AsiaStrategy Topwin SG Pte. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026	AsiaStrategy

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Co-Chief Executive Officer and Director

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